Exhibit 3.2

HSBC USA INC.

ARTICLES OF AMENDMENT

HSBC USA Inc., a Maryland corporation (hereinafter referred to as the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The charter of the Corporation is hereby amended by striking out the first paragraph of Article FIFTH of the Articles of Incorporation and inserting in lieu thereof the following:

“FIFTH: The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is 190,999,000 shares, of which 40,999,000 shares shall be shares of Preferred Stock without par value (hereinafter called “Preferred Stock”) and 150,000,000 shares shall be shares of Common Stock of the par value of FIVE DOLLARS ($5.00) per share (hereinafter call “Common Stock”) having an aggregate par value of SEVEN HUNDRED FIFTY MILLION dollars ($750,000,000).”

SECOND: The Board of Directors of the Corporation, at a meeting held on March 28, 2005, duly adopted a resolution in which was set forth the foregoing amendment to the charter, declaring that said amendment of the charter as proposed was advisable and directing that it be submitted for action thereon by the sole holder of the common stock of the Corporation.

THIRD: The amendment of the charter of the Corporation as hereinabove set forth was approved by the sole holder of the common stock of the Corporation by written consent in lieu of a meeting dated March 30, 2005 in accordance with Sections 2-505 and 2-604 of the Maryland General Corporation Law and Article II, Section 9 of the bylaws of the Corporation.

FOURTH: (a) As of immediately before this amendment, the total shares of all classes of stock which the Corporation was authorized to issue is 169,999,000 shares, divided into 19,999,000 shares of Preferred Stock without par value and 150,000,000 shares of Common Stock with the par value of Five Dollars ($5.00) per share having an aggregate par value of Seven Hundred Fifty Million Dollars ($750,000,000).

(b) As amended, the total number of shares of all classes of stock which the Corporation has authority to issue is 190,999,000 shares, divided into 40,999,000 shares of Preferred Stock without par value and 150,000,000 shares of Common Stock of the par value of Five Dollars ($5.00) per share having an aggregate par value of Seven Hundred Fifty Million Dollars ($750,000,000).

(c) A description of each class of stock of the Corporation with the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualification and terms and conditions of redemption, of each class of the authorized capital stock as increased, is set forth in the charter of the Corporation, and such description has not been changed by the amendment of the charter of the Corporation herein set forth.

The undersigned officer, on behalf of the Corporation, acknowledges this instrument to be the corporate act of the Corporation and states under the penalties of perjury that to the best of her knowledge, information and belief the matters and facts herein set forth with respect to approval are true in all material respects.

IN WITNESS WHEREOF, HSBC USA INC. has caused these presents to be signed in its name and on its behalf on March 30, 2005.

HSBC USA INC.

By:	/s/ JANET L. BURAK
Name:	Janet L. Burak
Title:	Senior Executive Vice President,
General Counsel and Secretary

Witnessed:

/s/ LAURENCE STERN
Name:	Laurence Stern
Title:	Assistant Secretary